EXHIBIT 12.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	9 Months
	Ended
	September
	30,	12 Months Ended December 31,
(Dollars in millions)	2007	2006	2005	2004	2003	2002
EARNINGS
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$335	$(212)	$441	$226	$(719)	$(39)

Add:
Amortization of previously capitalized interest	8	12	11	11	11	10
Distributed income of equity investees	3	5	7	3	3	2

Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	10	7

Total additions	11	17	18	14	24	19

Deduct:
Capitalized interest	7	7	7	7	8	7
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	12	8	12	11	11	7

Total deductions	19	15	19	18	19	14

TOTAL EARNINGS (LOSS)	$327	$(210)	$440	$222	$(714)	$(34)

FIXED CHARGES
Interest expense	$353	$451	$411	$369	$296	$243
Capitalized interest	7	7	7	7	8	7
Amortization of debt discount, premium or expense	19	19	27	61	44	9
Interest portion of rental expense (1)	72	98	94	91	89	76
Proportionate share of fixed charges of investees accounted for by the equity method	—	—	—	—	7	5

TOTAL FIXED CHARGES	$451	$575	$539	$528	$444	$340

TOTAL EARNINGS BEFORE FIXED CHARGES	$778	$365	$979	$750	$(270)	$306

RATIO OF EARNINGS TO FIXED CHARGES	1.73	*	1.82	1.42	* *	* **

*	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $210 million.

**	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $714 million.

***	Earnings for the year ended December 31, 2002 were inadequate to cover fixed charges. The coverage deficiency was $34 million.

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.